UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41236

Pinstripes holdings, inc.

(Exact name of registrant as specified in its charter)

1150 Willow Road
Northbrook, Illinois 60062

(847) 480-2323

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

Warrants exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

 None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record of Class A Common Stock as of the certification or notice date: 180

Approximate number of holders of record of Warrants as of the certification or notice date: 32

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 25, 2025

By:	/s/ Dale Schwartz
Dale Schwartz
Chairman and Chief Executive Officer